Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

ITEM 1.	Name and Address of Company

Aurinia Pharmaceuticals Inc. (the “Company”)
1203 – 4464 Markham Street
Victoria, BC V8Z 7X8

ITEM 2.	Date of Material Change

March 1, 2017

ITEM 3.	News Release

A news release relating to the material change described herein was disseminated on March 1, 2017 via Business Wire.

ITEM 4.	Summary of Material Change

The Company announced top-line results from its Phase 2b AURA-LV study in lupus nephritis (“LN”).

ITEM 5.	Full Description of Material Change

The Company announced top-line results from our Phase 2b AURA-LV (AURA) study in LN. At 48 weeks, the trial met the complete and partial remission (“CR”/ “PR”) endpoints, demonstrating statistically significantly greater CR and PR in patients in both low dose (23.7mg of voclosporin twice daily (p<.001)) and high dose (39.5mg twice daily (p=.026)) cohorts versus the control group.

Each arm of the study included the current standard of care of mycophenolate mofetil as background therapy and a forced steroid taper to 5mg/day by week 8 and 2.5mg by week 16. No unexpected safety signals were observed and there were no additional deaths in the voclosporin treated patients; however, there were three deaths and one malignancy reported in the control arm after completion of the study treatment period.

The 24 and 48-week top-line efficacy results are summarized below:

Endpoint	Treatment	24 weeks	Odds ratio	P-value*	48 weeks	Odds Ratio	P-value*

	23.7mg VCS BID	33%	2.03	p=.045	49%	3.21	p<.001

Complete	39.5mg VCS BID	27%	1.59	p=.204	40%	2.10	p=.026
Remission

	Control Arm	19%	NA	NA	24%	NA	NA

	23.7mg VCS BID	70%	2.33	p=.007	68%	2.34	p=.007

Partial Remission	39.5mg VCS BID	66%	2.03	p=.024	72%	2.68	p=.002

	Control Arm	49%	NA	NA	48%	NA	NA

*All p-values are vs control

ITEM 5.2.	Disclosure of Restructuring Transactions

Not applicable.

ITEM 6.	Reliance on Subsection 7.1(2) of National Instrument 51-102

Not applicable.

ITEM 7.	Omitted Information

There are no significant facts required to be disclosed herein which have been omitted.

ITEM 8.	Executive Officer

For further information, please contact:

Michael R. Martin, Chief Operating Officer
250-415-9713
mmartin@auriniapharma.com

ITEM 9.	Date of Report

March 2, 2017